SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2009

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 1, 2009

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/S/ SYLVIA EDWARDS

Sylvia Edwards
Assistant Group Secretary

Date: 1 October 2009

DISCLOSURE OF CHANGES TO DIRECTORS’ ROLES

Prudential plc (the “Company”) announces the following changes to the composition of its Audit Committee:

Ann Godbehere, who was appointed as a non-executive director of the Company on 2 August 2007, will succeed Kathleen O’Donovan as Chairman of the Audit Committee with effect from 1 October 2009. Kathleen, who was appointed to the Board on 8 May 2003, will remain as a non-executive director and member of the Audit Committee.

This announcement is made pursuant to the obligations under Listing Rule 9.6.11(3).

Additional information:

Prudential plc is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America.

-ENDS-

Contact name for Enquiries

Emma Jacobs, Secretariat Administrator

020 7548 3931

Company official responsible for making notification

Sylvia Edwards, Assistant Group Secretary

020 7548 3826